October 28, 2024

Christopher Werner
Chief Executive Officer
C3 Bullion, Inc.
875 N. Michigan Avenue, Suite 3100
Chicago, IL 60611

       Re: C3 Bullion, Inc.
           Amendment No. 6 to Offering Statement on Form 1-A
           Filed October 7, 2024
           File No. 024-12367
Dear Christopher Werner:

     We have reviewed your amended offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 26,
2024 letter.

Amendment No. 6 to Offering Statement on Form 1-A filed October 7, 2024. Offering Circular Summary, page 6

1. We note your response to prior comment 4 and reissue. Please revise your disclosure to state the dollar amount sold in your Reg. D offering, or $725,000, as reflected on your amended Form D filed January 12, 2024.
 October 28, 2024
Page 2
Transactions with Related Persons..., page 63

2. We note your response to prior comment 7, including your revisions to this section, and reissue in part. Specifically, we note the revisions here to discuss the consulting fees you remit to your officers. Please further revise to disclose these fees as
       Executive Compensation on page 61 or explain why such fees are appropriate to exclude from Executive Compensation.
Index to Financial Statements, page 81

3. Please update your offering statement to include interim financial information for the period ended June 30, 2024. Additionally, please provide the necessary updated auditor consent. Refer to section (c) of Part F/S to Form 1-A.

       Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   James R. Simmons